Exhibit 99.2

Annual General Meeting of Shareholders

to be held June 8, 2022

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

April 27, 2022

Suite 610 – 815 West Hastings Street

Vancouver, B.C.

V6C 1B4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 8, 2022

NOTICE IS HEREBY GIVEN that the 2022 annual general meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at Suite 2600 - 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, on Wednesday June 8, 2022, at 1:00 p.m. (Pacific time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2021 and the report of the auditor on those statements.

2.	To elect directors for the ensuing year.

3.	To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

4.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by the information circular (the “Information Circular”) and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials at www.goldstandardv.com/investors/filings-financials/agm. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on www.goldstandardv.com/investors/filings-financials/agm as of April 29, 2022, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 29, 2022.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling the Company toll free, within North America at 1-833-232-2056 or direct, from outside North America at (604) 669-5702. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than May 30, 2022. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact the Company at the phone numbers provided above.

The Board of Directors of the Company has fixed the close of business on April 21, 2022 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. The Board of Directors of the Company has also fixed 1:00 p.m. (Pacific time) on Monday June 6, 2022, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Trust Company of Canada.

In light of the ongoing COVID-19 pandemic and changing provincial and federal guidance regarding public gatherings, the Company has arranged for a dial-in conference call through which shareholders may attend the Meeting. Shareholders who attend the Meeting via the dial-in conference call will only be able to listen to the Meeting but will not be able to vote. Shareholders who wish to attend the Meeting via dial-in conference call and vote must submit their proxies by no later than 1:00 p.m. (Pacific Time) on Monday June 6, 2022. If you wish to attend the Meeting via live conference call, you may do so as follows:

Date and time:	Wednesday June 8, 2022, at 1:00 p.m. (Pacific time)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
1-604-638-5340 (international participants)

Participants should dial-in approximately 5 to 10 minutes prior to the scheduled start time.

DATED at Vancouver, British Columbia, as of the 27th day of April, 2022.

GOLD STANDARD VENTURES CORP.

By:
(signed) “Jason Attew”
Jason Attew
President and Chief Executive Officer

Information Circular

The information contained in this information circular (the “Information Circular”), unless otherwise indicated, is as of April 27, 2022.

This Information Circular is being provided by the management of Gold Standard Ventures Corp. (the “Company”) to everyone who was a shareholder (“Shareholder”) of record of the Company on April 21, 2022 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the Shareholders who are entitled to receive notice of and to vote at the Meeting (as defined below).

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2022 annual meeting of the Shareholders that is to be held on Wednesday June 8, 2022 at 1:00 p.m. (Pacific time) at Suite 2600 - 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3 (the “Meeting”). The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

In light of the ongoing COVID-19 pandemic and changing provincial and federal guidance regarding public gatherings, the Company has arranged for a dial-in conference call through which Shareholders may attend the Meeting. Shareholders who attend the Meeting via the dial-in conference call will only be able to listen to the Meeting but will not be able to vote. Shareholders who wish to attend the meeting via dial-in conference call and vote must submit their proxies by no later than 1:00 p.m. (Pacific Time) on Monday June 6, 2022. If you wish to attend the Meeting via live conference call, you may do so as follows:

Date and time:	Wednesday June 8, 2022, at 1:00 p.m. (Pacific time)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
1-604-638-5340 (international participants)

Participants should dial-in approximately 5 to 10 minutes prior to the scheduled start time.

As described in the notice and access notification (the “Notice and Access Notice”) mailed to Shareholders, the Company will deliver the Meeting Materials (as defined below) to Shareholders by posting the Meeting Materials on www.goldstandardv.com/investors/filings-financials/agm. The Meeting Materials will be available on this website as of April 29, 2022, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (the “SEC”) website at www.sec.gov as of April 29, 2022. See “Notice and Access” below.

Under the Articles of the Company (the “Articles”), two individuals who are Shareholders, proxy holders representing Shareholders or duly authorized representatives of corporate Shareholders representing shares aggregating not less than 25% of the issued and outstanding shares of the Company carrying the right to vote at the Meeting must be present before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or otherwise required, in which case each Shareholder is entitled to one vote for each common share of the Company (“Share”) held. In order to approve a motion proposed at the Meeting, the motion will require the affirmative vote of greater than 50% of the votes cast (an “ordinary resolution”) unless the motion requires a special resolution in which case the motion will require the affirmative vote of greater than 66 2/3% of the votes cast (a “special resolution”). All proposed items of business before the Meeting may be approved by ordinary resolution.

WHO CAN VOTE?

Registered Shareholders whose names appear on the Company’s central securities register maintained by Computershare Trust Company of Canada (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on the Record Date, are entitled to attend and vote at the Meeting. Each Share is entitled to one vote.

If your Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered Shareholder and eligible to vote, you can vote your Shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form. Please see “Registered Shareholders” below.

If your Shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting

Only shareholders registered as Shareholders in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the meeting.

If you plan to vote in person at the Meeting, do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1
Attention: Proxy Department

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The Shares represented by Proxy will be voted or withheld from voting in accordance with the instructions of the applicable Shareholder on any ballot called for and, if a choice is specified with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein. Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the notice of meeting (the “Notice of Meeting”) and other matters which may properly come before the Meeting. It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business. At the date of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Pacific time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Most shareholders of the Company are “beneficial shareholders”, or non-registered Shareholders (“Non-Registered Holders”). You are a Non-Registered Holder if you beneficially own Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the Shares registered in your own name. The following information is of significant importance to Shareholders who do not hold Shares in their own name.

Non-Registered Holders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company.

Such Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Non-Registered Holders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Non-Registered Holders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed the Notice-and-Access Notice directly to NOBOs and to intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Notice-and-Access Notice to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. The Company intends to pay for intermediaries to forward the Meeting Materials to OBOs and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be given a VIF which must be completed and signed by the Non-Registered Holder in accordance with the directions in the VIF. Non-Registered Holders should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting. The VIF supplied by you by your broker will be similar to the Proxy provided to registered Shareholders by the Company; however, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. A completed VIF must be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Shares at the Meeting. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any shareholder’s representative.

The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, follow the instructions contained in the VIF.

Every intermediary, including Broadridge, has its own instructions on how to complete and return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the VIF, sign and return it by mail pursuant to the instructions in the VIF.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, refer to the VIF for details.

By Appointing Someone Else

If you want to appoint someone other than management’s representative as your proxyholder, who need not be a Shareholder, to attend the Meeting and vote for you, follow the instructions in the VIF.

If you are voting by instruction, you will often be subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every intermediary has its own procedures to follow. Therefore, please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

●	nominate yourself as appointee by following the instructions provided by your intermediary. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form; and

●	register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder should contact his, her or its intermediary for instructions on how to revoke your voting instructions.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (“BCBCA”), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

NOTICE AND ACCESS

The Company will deliver the Meeting Materials to Shareholders by posting the Meeting Materials on www.goldstandardv.com/investors/filings-financials/agm. The Meeting Materials will be available on this website as of April 29, 2022, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of April 29, 2022.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial Shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other Shareholders will receive a Notice and Access Notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling the Company toll free, within North America at 1-833-232-2056 or direct, from outside North America at (604) 669-7502. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than May 30, 2022. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact the Company at the phone numbers provided above.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

All issued Shares are entitled to be voted at the Meeting and each has one vote. As of the Record Date there were 358,735,368 Shares issued and outstanding.

Only those Shareholders of record on the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no persons beneficially own, or exercise control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares as of the Record Date with the exception of Sun Valley Gold LLC, who holds 48,968,179 Shares, comprising an ownership of approximately 13.65% of the issued and outstanding Shares as of the Record Date.

PART 3 - THE BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles or he or she becomes disqualified to act as a director.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the nine (9) nominees whose names are set forth below.

The following table and notes thereto contain biographical information furnished by each of the nominees:

Alex Morrison, CPA, CA Colorado, U.S.A. Director since: 2017 Age: 58 Independent: Yes Securities Held Shares: 253,000 RSUs: 410,183 Options: 813,521

Alex Morrison is a mining executive and Chartered Professional Accountant with over 35 years of experience in the mining industry. Mr. Morrison has held Director and senior executive positions with a number of mining companies, most recently serving as a Director of Detour Gold until December 2018 and as Vice President and Chief Financial Officer of Franco-Nevada from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources, Vice President and Controller of Homestake Mining and held senior financial positions at Phelps Dodge and Stillwater Mining. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Committees and Attendance

Board (Chairperson): 5 of 5

Audit Committee: 4 of 4

Compensation Committee: 4 of 4

Overall attendance: 100%

Other Public Company Boards

Dakota Gold Corp, Gold Resource Corporation, Energy Fuels Inc.

Areas of Expertise

Capital Markets, Audit – Financial Expert, Compensation, Information Technology, Public Company Director, CEO/CFO, Corporate Finance, Project Finance, Risk Management, Leadership / Executive Management, Mergers and Acquisitions.

John Armstrong Ontario, Canada Director since: 2021 Age: 50 Independent: Yes Securities Held Shares: 100,000 RSUs: 135,965 Options: 435,800

John Armstrong is an accomplished business leader having spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm’s investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. As one of BMO Capital Markets’ senior most executives, Mr. Armstrong was a member of its executive committee and various capital commitment committees. He was also a member of BMO Financial Group’s Performance Committee and its Leadership Council for Diversity & Inclusion. Prior to his role as Deputy Head of Investment Banking, John was Co-Head of Mergers & Acquisitions, BMO Capital Markets where he was responsible for the firm’s full-suite of M&A advisory services, including advising on mergers, acquisitions, divestitures, restructurings, buyouts, valuations, fairness opinions, governance and shareholder activism. Mr. Armstrong holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto.

Committees and Attendance

Board: 3 of 3

Audit Committee: 2 of 2

Corp. Governance Committee: 1 of 1

Overall attendance: 100%

Other Company Boards

OMERS Administration Corporation

Areas of Expertise

Capital Markets, Audit – Financially Literate, Compensation, Governance/Regulatory/Law, Information Technology, Corporate Finance, Project Finance/Debt, Risk Management, Leadership / Executive Management, Mergers and Acquisitions, and CSR/ESG/Sustainability.

Jason Attew British Columbia, Canada Director since: 2020 Age: 52 Independent: No Securities Held Shares: 1,447,105 RSUs: 636,330 Options: 3,224,108

Jason Attew is a mining industry veteran who has dedicated 25 years to the mining sector. Mr. Attew most recently served as the Chief Financial Officer at Goldcorp where, in addition to leading the finance and investor relations operations, he was responsible for Goldcorp’s corporate development and strategy culminating in the $32 billion merger with Newmont. Mr. Attew has extensive capital markets experience from his time in investment banking with the BMO Global Metals and Mining Group where he was at the forefront of structuring and raising significant growth capital as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades. Mr. Attew is also on the board of directors of Evolution Mining and the Food Stash Foundation, a Vancouver-based non-profit whose mission is to create food & nutritional security for local residents. He holds a Master of Business Administration, Queen’s University and a Bachelor of Science (Honours), University of British Columbia.

Committees and Attendance

Board: 5 of 5

Overall attendance: 100%

Other Public Company Boards

Evolution Mining

Areas of Expertise

Capital Markets, Audit – Financially Literate, Open Pit Mining/Engineering, Compensation, Governance/Regulatory/Law, Health & Safety, Information Technology, Public Company Director, CEO/CFO, Corporate Finance, Project Finance/Debt, Government & Government Relations, Risk Management, Leadership/Executive Management, and Merger & Acquisitions.

Zara Boldt, CPA, CGA London, United Kingdom Director since: 2017 Age: 48 Independent: Yes Securities Held Shares: 89,000 RSUs: 382,988 Options: 786,371

Ms. Boldt is a professional accountant (CPA, CGA) with over twenty years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Ms. Boldt is currently the CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018. Ms. Boldt has also served as CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company and Chief Financial Officer & Corporate Secretary of Kaminak, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a plan of arrangement for an acquisition transaction valued at $520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec.

Committees and Attendance

Board: 5 of 5

Audit Committee (Chair): 4 of 4

Corporate Governance Committee: 3 of 3

Overall attendance: 100%

Other Public Company Boards

Bluestone Resources Inc.

Areas of Expertise

Capital Markets, Audit – Financial Expert, Audit – Financially Literate, Compensation, Governance/Regulatory/Law, Public Company Director, CEO/CFO, Corporate Finance, Project Finance/Debt, Risk Management, Leadership/Executive Management, Merger & Acquisitions and CSR/ESG/Sustainability.

Ron Clayton Nevada, U.S.A. Director since: 2018 Age: 63 years Independent: Yes Securities Held Shares: 60,000 RSUs: 346,259 Options: 712,586

Ron Clayton is a seasoned mining executive with over 40 years of mine operating experience and led the construction of the Escobal mine for Tahoe Resources. Mr. Clayton joined Tahoe as the first Chief Operating Officer in March 2010, was appointed President in March 2014 and was further appointed Chief Executive Officer in August 2016, serving until June 2018. Prior to joining Tahoe, Mr. Clayton was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining. He also held the position of Vice President, Operations with Stillwater Mining and a number of engineering and operations management positions with Climax Molybdenum and Homestake Mining. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Committees and Attendance

Board: 5 of 5

Audit Committee: 3 of 3

Compensation Committee: 2 of 2

Corporate Governance Committee: 3 of 3

Technical, Health, Safety and Environmental Committee (Chair): 4 of 4

Overall attendance: 100%

Other Public Company Boards

1911 Gold Corporation and i-80 Gold Corp.

Areas of Expertise

Exploration, Capital Markets, Audit – Financially Literate, Mine, Heap Leach Processing/Metallurgy, Open Pit Mining/Engineering, Compensation, Governance/Regulatory/Law, Health & Safety, Public Company Director, CEO/CFO, Corporate Finance, Project Finance/Debt, Government & Government Relations, Risk Management, US/Nevada Regulatory/Permitting, Leadership/Executive Management, Merger & Acquisitions and CSR/ESG/Sustainability.

Cassandra Joseph Nevada, U.S.A. Director since: 2021 Age: 50 Independent: Yes Securities Held Shares: 50,000 RSUs: 135,965 Options: 435,800

Cassandra Joseph has more than 20 years of legal experience with a focus on mining and metals, environmental and corporate law. She has diverse experience delivering practical legal advice in both public and private sectors. Ms. Joseph currently serves as Senior Vice President, General Counsel of Nevada Copper and previously served as Vice President, Associate General Counsel, Corporate Secretary and Chief Compliance Officer for Tahoe Resources. Ms. Joseph serves as the Chair of Cypress Development Corp., a lithium exploration company, since June 2021 and serves as a Director of Bunker Hill Mining, since November 2020. Prior to her work as in-house counsel for mining companies, she was a Senior Deputy Attorney General for the Nevada Attorney General’s Office and a partner at Watson Rounds LLP. Ms. Joseph holds a J.D. from Santa Clara University School of law and a B.A. from U.C. Berkeley.

Committees and Attendance

Board: 3 of 3

Compensation Committee: 2 of 2

Corporate Governance and Nominations Committee (Chair): 1 of 1

Overall attendance: 100%

Other Public Company Boards

Cypress Development Corp. and Bunker Hill Mining

Areas of Expertise

Capital Markets, Audit – Financially Literate, Compensation, Governance/Regulatory/Law, Health & Safety, Public Company Director, Corporate Finance, Project Finance/Debt, Government & Government Relations, Risk Management, US/Nevada Regulatory/Permitting, Leadership/Executive Management, Merger & Acquisitions and CSR/ESG/Sustainability.

D. Bruce McLeod, P. Eng. British Columbia, Canada Director since: 2018 Age: 59 Independent: Yes Securities Held Shares: 233,000 RSUs: 431,392 Options: 704,818

Bruce McLeod is a Mining Engineer with over 35 years of experience across the mining industry, from exploration through discovery, development, construction, and operations. He is the Director, President and CEO of Sabina Gold and Silver Corp. where has led the company in all areas including the addition of significant gold reserves through exploration, the completion of successively more value-added feasibility studies and the successful permitting and garnering of government and community support for the Back River gold deposit. Mr. McLeod has also raised for over $1Billion for the exploration, development and construction of Back River.

Mr. McLeod has held senior executive positions at several mining companies including Sherwood Copper Corp., Mercator Minerals Ltd. Stornoway Diamond Corporation, and the Northair Group. Mr. Mcleod was an independent member of the boards of Kaminak Gold Corporation, Palmerejo Silver and Gold Corp., and Ariane Gold Corp. before their successful acquisitions by major mining companies. Mr. McLeod was the co recipient of AMEBC’s EA Scholz Award for excellence in mine development in 2009 and primarily focuses on project development, strategic planning, and financing activities. He holds a Bachelor of Applied Science degree in Mining Engineering from the Montana College of Mineral Science and Technology.

Committees and Attendance

Board: 5 of 5

Audit Committee: 2 of 2

Corporate Governance Committee: 2 of 2

Technical, Health, Safety & Env’t Committee: 4 of 4

Overall attendance: 100%

Other Public Company Boards

Sabina Gold & Silver Corp.

Areas of Expertise

Exploration, Capital Markets, Audit – Financially Literate, Mine, Heap Leach Processing/Metallurgy, Open Pit Mining/Engineering, Compensation, Governance/Regulatory/Law, Health & Safety, Public Company Director, CEO/CFO, Corporate Finance, Project Finance/Debt, Government & Government Relations, Risk Management, US/Nevada Regulatory/Permitting, Leadership/Executive Management, Merger & Acquisitions and CSR/ESG/Sustainability.

William E. Threlkeld, MSc., BSc Colorado, U.S.A. Director since: 2011 Age: 67 Independent: Yes Securities Held Shares: 166,994 RSUs: 382,988 Options: 611,371

William Threlkeld is a seasoned mining executive with over 35 years of mine operating experience. Since 2001, he has been a Senior Vice President of Seabridge Gold where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice President, Exploration for Greenstone Resources, responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Master of Science in Economic Geology from the University of Western Ontario.

Committees and Attendance

Board: 5 of 5

Compensation Committee (Chair): 2 of 2

Technical, Health, Safety & Env’t Committee: 4 of 4

Overall attendance: 100%

Other Public Company roles

Seabridge Gold Inc.

Areas of Expertise

Exploration, Mine, Compensation, Health & Safety, Public Company Director, Corporate Finance, Government & Government Relations, Risk Management, US/Nevada Regulatory/Permitting, Leadership/Executive Management and Merger & Acquisitions.

Lisa Wade Montana, U.S.A. Director since: 2021 Age: 49 Independent: Yes Securities Held Shares: 25,000 RSUs: 135,965 Options: 435,800

Lisa Wade is an environmental engineer with over 25 years experience in environmental and social aspects of all phases of mining including exploration, permitting, development, operation and reclamation & closure. She has held senior management roles at Goldcorp Inc. and Newmont including Vice President Environmental, Reclamation & Closure. For ten years she worked internationally in Latin America developing new mining projects in consultation with governments and local and indigenous communities, including at Newmont’s Yanacocha Mine in Peru and Goldcorp’s projects and operations in Mexico and Central & South America. She has worked in both the United States and Canada in key mining districts including Nevada, Arizona, California, Ontario, B.C., and the Yukon. She currently owns and operates a property development and management company. Ms. Wade holds a Bachelor and a Master of Science degree from Montana Tech in Butte, Montana.

Committees and Attendance

Board: 3 of 3

Compensation Committee: 2 of 2

Technical, Health, Safety & Env’t Committee: 2 of 2

Overall attendance: 100%

Other Public Company Boards

N/A

Areas of Expertise

Environmental, Social and Governance (ESG), Leadership/Executive Management, CSR and Sustainability.

The Company is required to have an Audit Committee whose members are indicated above. See also Part 6 “AUDIT COMMITTEE” below. The Company also has a Compensation Committee, a Corporate Governance and Nominating Committee and a Technical, Health, Safety and Environmental Committee, the members of which are indicated above. See also Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders, Bankruptcy, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcy

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In early 1998, Mercator Minerals Ltd. (“Mercator”), through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including D. Bruce McLeod) were not aware that the registration statement had become effective and accordingly, no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12(j) of the U.S. Exchange Act revoking Mercator’s registration. The 12(j) order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12(j) order so that trading in Mercator’s shares in the United States could resume.

D. Bruce McLeod was President and CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) on August 26, 2014. Mr. D. B. McLeod resigned as an officer and resigned from the board effective September 4, 2014. Pursuant to section 50.4(8) of the BIA, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Penalties or Sanctions

As of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose their interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

Advance Notice Policy

The Articles contain advance notice provisions with a view to providing Shareholders, directors and management of the Company with a fair and transparent procedure for nominating directors. The advance notice policy establishes a deadline on or before which holders of record of Shares must submit, in writing, director nominations to the Company prior to any annual general or special meeting of Shareholders, and the information that such holder(s) must include with such nominations in order for any director nominee to be eligible for election at any annual general or special meeting of Shareholders. A copy of the advance notice policy is available on the Company’s website at www.goldstandardv.com. As of the date of this Information Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy to ensure that each member of the Board carries the confidence and support of Shareholders. Pursuant to the policy, each proposed nominee must be elected by the votes of a majority of the Shares represented in person or by proxy at any meeting where Shareholders vote on the uncontested election of directors. Accordingly, if any nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” such election, that director shall promptly tender his or her resignation to the Chair of the Board following the meeting. An “uncontested election” means an election of directors of the Company where the number of nominees for election as a director equals the number of directors to be elected. The Corporate Governance and Nominating Committee will then consider any such offer of resignation and recommend to the Board whether or not to accept it. In the absence of exceptional circumstances, the Board shall accept such resignation. Within 90 days after the Meeting, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

APPOINTMENT OF THE AUDITOR

Shareholders will be asked to approve the appointment of Davidson & Company LLP, Chartered Professional Accountants, as our auditor to hold office until the next annual general meeting of shareholders at renumeration to be fixed by the directors.

Davidson & Company LLP, Chartered Professional Accountants, have served as the Company’s auditor since July 13, 2010. See also Part 6 “AUDIT COMMITTEE”.

We recommend a vote “FOR” the appointment of Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of shareholders, at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the appointment of Davidson & Company LLP at remuneration to be fixed by the directors.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had four “Named Executive Officers” during the financial year ended December 31, 2021 as set out below:

Jason Attew	-	President and Chief Executive Officer
Lawrence Radford	-	Chief Operating Officer (previous)
Jordan Neeser	-	Chief Financial Officer and Corporate Secretary (present)
Michael N. Waldkirch	-	Chief Financial Officer (previous)

Definitions: For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Currency

Unless otherwise indicated, all dollar amounts and references are in Canadian dollars.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

With Jason Attew joining as President & CEO on December 2, 2020, and through discussions with the Compensation Committee and the Board, a new Compensation Philosophy was formulated for 2021 (the “2021 Compensation Philosophy”) and applied to the Named Executive Officers who would be remaining with the executive team in 2021. The purpose of the 2021 Compensation Philosophy is to better retain and motivate its participants to pursue and reach long-term key performance indicators which, in principle, should drive shareholder value. The 2021 Compensation Philosophy utilizes LTIP grants that are forward-looking including a portion of the NEO’s RSU’s vesting subject to clear and measurable milestones that the Company will review and set every year. This is different to the preceding LTIP grants which were solely based on the Company’s corporate performance for the previous year. Based on this change, the 2021 LTIP grants made to Mr. Attew, Mr. Radford and Mr. Neeser in January of 2021 were forward-looking and were not based on the Company’s performance in 2020.

The Company’s policies on compensation and 2021 Compensation Philosophy and Objectives are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company, with the key objective of creating long-term value for Shareholders. The 2021 Compensation Philosophy provides that:

(a)	long-term success will be dependent upon the speed and progress achieved towards the building and profitable operation of gold mines;

(b)	the Company needs an executive team with experience, expertise and motivation to achieve its objectives in an efficient, effective and timely manner;

(c)	the Company operates in a competitive marketplace with limited executive talent and needs to attract and retain high-calibre individuals to achieve its objectives;

(d)	the Company’s executive compensation approach emphasizes performance-based incentives that reward its executives for the achievement of specific business goals including year over year progress towards mine building and production;

(e)	base salary, short-term incentive compensation (discretionary cash bonuses) (“STIP”) and long-term incentive compensation (stock options or RSUs) (“LTIP”) are the programs currently available for executive compensation;

(f)	the Company assesses target performance and superior performance when it assesses executive performance, at both the corporate and personal levels;

(g)	target performance will result in total direct compensation at approximately the median of the Compensation Peer Group (as defined below) and superior performance should be rewarded at, or above, the 75th percentile of the Compensation Peer Group;

(h)	the level of executive total direct compensation should, over the long term, be aligned with the total Shareholder return of the Company compared to the Compensation Peer Group; and

(i)	the Compensation Committee and the Board retain the discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company. Discretion may also be exercised to increase or decrease payout levels based on an overall assessment of (a) the Company’s overall financial condition and operating performance, (b) the Company’s share price and total Shareholder return, (c) the Company’s progress towards the completion of key technical reports, (d) Canadian and global market conditions impact on the performance of gold exploration and development companies, and (e) the Company’s ability to pay a short term-incentive reward. This additional judgement may include an adjustment to the form of payments for short-term and long-term incentives and provides flexibility to make reasonable exceptions when necessary.

Neither the Company’s directors nor its NEOs are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the director or NEO.

Goals and Objectives

The Board has established the Compensation Committee which is currently comprised of William Threlkeld (Chair), Alex Morrison, Cassandra Joseph and Lisa Wade.

The purpose of the Compensation Committee is to make recommendations to the Board regarding the following: (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options and RSUs) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Additionally, the exercise of discretion by both the Compensation Committee and the Board in determining final compensation is key to producing a fair and reasonable result. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a development mining issuer, the Company’s executive compensation program focuses on rewarding the efforts of its executives in increasing Shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis, as well as individual performance or non-performance. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s CEO. In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for mining issuers. Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: the achievement of corporate objectives, progress on development and technical and other studies, progress on permitting, share price performance, maintaining expenditures within budgets, ensuring a safe and healthy workplace with no environmental breaches and successes with other challenges facing the Company. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants and RSU grants are made by the Board based on input from the Compensation Committee and CEO, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

The Board considers the implications of potential risks associated with the Company’s compensation policies and practices, and has adopted practices to identify and mitigate these risks, including:

(a)	capping STIP payouts while not providing a minimum STIP payout;

(b)	providing a mix of compensation between salary and scorecard-related STIP and LTIP incentives, with a high percentage of salary “at risk” for STIP and LTIP payouts;

(c)	considering strategic objectives in deciding future compensation; and

(d)	retaining discretion to alter both the means of compensation, between cash and equity incentives, as well as the quantum of compensation, based on the Company’s financial status and other factors.

Share Ownership Guidelines and Compensation Recoupment Policy

The Company has also adopted share ownership guidelines to align the interests of non-employee directors and officers of the Company with those of the Shareholders. For non-employee directors, these guidelines essentially provide that by no later than 5 years after their appointment or election to the Board, each non-employee director shall hold Common Shares or RSUs having an aggregate value equal to three times the total base cash retainer then payable to a respective director at the time of their appointment or election to the Board. For officers, by no later than five years after their appointment as officer of the Company, each officer shall hold Common Shares or RSUs with an aggregate value equal to the annual base cash salary then payable to a respective officer at their time of appointment as an officer. As at the date of this information circular, each non-employee director and each officer of the Company holds Common Shares and RSUs with an aggregate value equal to or in excess of the prescribed amounts, if required.

The Company has also adopted a compensation recoupment policy which exemplifies the Company’s dedication to maintaining a culture that emphasizes integrity and accountability. This policy provides for the recoupment of certain executive compensation in the event an accounting restatement results from material non-compliance with financial reporting requirements or fraud.

Executive Compensation Program

As noted above, the Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people that are critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, STIP and LTIP. Commencing in 2021, the Company may also make use of a medium-term incentive plan (consisting of cash and/or RSUs and stock options) upon the achievement of specific medium-term, value enhancing milestones towards building and operating a mine.

The levels of awards for base fee or salary, STIP and LTIP will be made with reference to a group of comparative companies at the mining development stage. The Compensation Committee, in consultation with management, approved a peer group of the following companies, which was recommended to the Board and approved, for the 2021 fiscal year:

●	Ascot Resources Ltd.;
●	Belo Sun Mining Corp.;
●	Bluestone Resources Inc.;
●	Corvus Gold Inc.;
●	Hycroft Mining Holding Corporation;
●	Integra Resources Corp.;
●	Liberty Gold Corp.;
●	Marathon Gold Corporation;
●	Orezone Gold Corporation;
●	Orla Mining Ltd.;
●	Osisko Mining Inc.;
●	Sabina Gold & Silver Corp.; and
●	Skeena Resources Ltd.

(the “Compensation Peer Group”)

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the advanced exploration and development stage of the junior natural resources market. After base fee or salary, stock options and RSUs are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build Shareholder value and align compensation with Shareholder experience. The number of stock options and/or RSUs granted is proportional to the recipient’s position in the Company and tied to meeting targets and stretch goals in accordance with the compensation scorecard. STIP is the least important of the three components and are determined at year-end in accordance with the 2021 Compensation Philosophy. Generally, these STIP amounts are determined as a percentage of salary and relate to performance against metrics in the corporate scorecard and each individual scorecard.

Total direct compensation for NEOs (base salary plus STIP plus LTIP) for “target” performance will be at approximately the median compensation of the Compensation Peer Group. “Superior” performance will be rewarded at or above the 75th percentile of the compensation of the Compensation Peer Group through the use of STIP and LTIP awards linked to performance. Compensation is intended to, over the long term, be aligned with the total Shareholder return of the Company compared to the Compensation Peer Group.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance. Base fees or salaries midpoints are established each year by evaluating the median salaries of the companies in the Peer Group.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Salary Reviews

In 2021, the Board did not authorize any increases to the base salaries paid to certain Named Executive Officers, as set out in the “Summary Compensation Table” below.

Overall Approach

In 2021, awards for STIP were based on corporate and individual performance and measured using a corporate scorecard and individual scorecard. Each Named Executive Officer is assigned a weighting for the split between corporate and individual performance to determine their overall STIP award. Each Named Executive Officer received a score for individual performance based against personal objectives out of 100 points. The 2021 corporate scorecard, with the weighting for each item and scoring results was as follows:

	Guideline Weight %	Score
CORPORATE SCORE

Environmental, Safety, Sustainability & Regulatory - Zero Fatalities - Safety performance measured by AIFR - No environmental notices of violation - Improvements to implementation and disclosure referenced in 2nd Sustainability Report	10%	10%

Feasibility Study - Analysis of all trade off studies, risks and opportunities - Conclude access agreements - Secure water rights	20%	19%

Advance Permitting - Advance Draft EIS and NDWR Issuance of Water rights - Advancement of other critical development permits	15%	15%

Identification & Compliance of Corporate Risks & Establishing Controls - Produce an enterprise risk matrix and a SRP risk matrix - Cyber and data management security - Develop a mineral claims obligation database	10%	10%

Compliance to Board approved plans / budgets / financing plan - Deliver a Board approved budget in January and report on variances regularly - select debt advisors and develop construction financing plan	7.5%	8%

Creating a High Performance Culture - Identify key hires and succeed in hiring - Retention of key people	7.5%	9%

Strategic Imperatives - as set by Board in January session - Grow resource base, convert 350k to reserves - Alignment to Strategic Session in January	10%	10%

Relative Total Shareholder Return	20%	19%

TOTAL	100%	100%

This overall performance translated into a corporate score of 100 points out of a total 100 points or 100%.

Short-Term Incentives (“STIP”)

The STIP for senior executives (including the Named Executive Officers) is provided through a target cash STIP consisting of a percentage of the base salary based on actual performance and measured using a written annual scorecard. First implemented in 2016, the scorecard consists of objectives relating to key strategic goals aligned to Shareholder value, personal metrics as well as health, safety and environmental (“HS&E”) requirements as set out in the corporate scorecard. If HS&E metrics are not achieved, the Compensation Committee will consider appropriate reductions, which may impact as much as 100% of the STIP. The Compensation Committee can also use its discretion to increase or decrease STIP based on personal performance.

To facilitate a performance-based approach, annual STIP awards (as a percentage of base salary) are available to each NEO as follows:

Position	Percentage of Salary at “Target” Performance	Percentage of Salary at “Superior” Performance
Chief Executive Officer	60%	90%
Chief Operating Officer	50%	75%
Chief Financial Officer	40%	60%
Former Chief Financial Officer	40%	60%

“Target” performance will represent expected levels of execution against performance targets and will result in total cash compensation (base salary plus STIP) at approximately the median cash compensation of the Peer Group.

“Superior” performance will represent advanced levels of execution against performance targets and will result in total cash compensation (base salary plus STIP) at or above the 75th percentile of cash compensation of the Peer Group.

Given the current stage of development of the Company, stretched targets, if relevant, will also be considered in the overall assessment of amount of STIP to be paid to the senior executives.

Long-Term Incentives (“LTIP”)

The LTIP for senior executives (including the Named Executive Officers) is currently provided through stock option grants under the 2020 Option Plan and RSU grants under the 2020 RSU Plan.

Each Named Executive Officer is eligible for option grants and RSU grants as determined by the Board, based on the recommendation of the Compensation Committee. Named Executive Officers, subject to their position within the Company, are eligible for a percentage of their base salary for LTIP allocation. In the past, subject to any discretionary adjustments by the Compensation Committee, half of the awarded LTIP value is provided in stock options using a Black-Scholes option value to determine the number of options issued and the remaining half of the awarded LTIP value is awarded in RSUs using the higher of: (i) the 5-day trading volume weighted average of Shares on the TSX; and (ii) the closing price of the Shares on the TSX on the date of issuance, to determine the number of RSUs issued.

The value of LTIP will be based on Company performance and annual LTIP grants for “target” performance as follows:

Position	Grant Value at “Target”
Chief Executive Officer	$500,000
Chief Operating Officer	$350,000
Chief Financial Officer	$250,000
Former Chief Financial Officer	$250,000

The value of LTIP grants may be increased if the Company performance is above “target”.

Participation in the 2020 Option Plan and the 2020 RSU Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and Shareholder value, as the value of the stock options and the RSUs are directly dependent on the market valuation of the Company. As such, stock options and RSUs reward overall corporate performance, as measured through the price of the Shares, and enables executives to acquire and maintain a meaningful ownership position in the Company.

2020 Option Plan

The 2020 Option Plan provides for the grant of options to directors, senior officers, Employees, Management Company Employees, Consultants (and Consultant Companies as may be permitted by the TSX) of the Company and its Affiliates (as those terms are defined in the 2020 Option Plan). Administration of the 2020 Option Plan has been delegated to the Compensation Committee by the Board.

The 2020 Option Plan permits the granting of options to purchase up to a maximum of 8% of the issued and outstanding Shares on a non-diluted basis. The maximum number of Shares issuable, when combined with all of the Company’s other security based compensation arrangements, shall not exceed 8% of the issued and outstanding Shares at the time of grant. The options granted under the 2020 Option Plan may be exercisable for the period determined by the Compensation Committee at the time of grant, subject to the terms of such plans and the policies of the TSX.

Stock options are normally granted by the Compensation Committee when an executive officer or director first joins the Company, in an amount determined by the Compensation Committee based on each grant recipient’s present and potential contribution to the success of the Company and applicable legal and regulatory requirements. When considering further grants, the Compensation Committee also evaluates the number of options a grant recipient has been previously granted and the exercise price and term remaining of such previously granted options.

Options are priced at the higher of the closing trading price of the Shares on the business day immediately preceding the date of grant and the five day volume weighted average price. The exercise price of options shall not be less than the Market Price (as defined in the 2020 Option Plan) of the Shares less applicable discounts permitted by the TSX. The Options shall be subject to such vesting requirements, if any, as may be determined by the Compensation Committee from time to time. The current policy of the Compensation Committee is that options expire five years from the date of grant.

Summary of 2020 Option Plan

1.	The number of Shares subject to each option is determined by the Compensation Committee provided, at the time the options are granted, that combined with all of the Company’s other security based compensation arrangements, the number of Shares subject to options, in the aggregate, not exceed 8% of the Company’s issued and outstanding Shares at the time of the grant.

2.	The exercise price of the options cannot be set at less than the volume weighted average trading price of the Shares for the five trading days (on which at least one board lot of the Shares was traded) before the date of such grant, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any, or such other minimum exercise price as may be required by such exchange.

3.	The options may be exercisable for a period of up to five years.

4.	The options shall be subject to such vesting requirements, if any, as may be determined by the Compensation Committee from time to time.

5.	An optionee may receive additional grants of options at the Compensation Committee’s discretion.

6.	If an optionee ceases to be a Director, Officer, Employee, Management Company Employee, Consultant or Consultant Company of the Company or its Affiliates due to termination without cause, only such Options that have vested will be exercisable for a period that is the earlier of (i) 90 days following the termination of the optionees relationship with the Company; or (ii) the expiry date of the grant of options, unless otherwise provided for in the option agreement.

7.	If an optionee ceases to be a Director, Officer, Employee, Management Company Employee, Consultant or Consultant Company of the Company or its Affiliates due to death or disability, only such Options that have vested will be exercisable for a period that is the earlier of (i) 12 months following the termination of the optionees relationship with the Company; or (ii) the expiry date of the grant of options, unless otherwise provided for in the option agreement.

8.	If an optionee who satisfies the definition of an individual Consultant or Management Company Employee, the Optionee’s employer:

a.	ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee or optionee’s employer is employed or engaged;

b.	ceases to be a Director/Officer, Employee, Consultant or Management Company Employee of the Company and any of its Affiliates by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

c.	ceases to be eligible to hold office as a Director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

only such Options that have vested will be exercisable for a period that is the earlier of (i) the date on which the optionee ceases to be in at least one of the categories as provided for in the option agreement; or (ii) the expiry date of the grant of options.

9.	If an option expiry date falls on a date which is during or within 2 business days from an applicable trading blackout, the expiry date will be extended to 10 days following the expiration of the blackout period.

10.	No Option shall be granted to any Non-Employee Director (as such term is defined in the 2020 Option Plan if such grant would, at the time of the grant result in:

a.	the aggregate value of Options granted to the Non-Employee Director during the Company’s fiscal year exceeding $100,000; or

b.	the aggregate value of Options and, in the case of security based compensation arrangements of the Company that do not provide for the granting of incentive stock options (“Full Value Awards”), the grant value of Shares granted to the Non-Employee Director during the Company’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a Non-Employee Director, in the Non-Employee Director’s discretion, in place of the same value of foregone cash compensation from the Company, shall not be counted toward the foregoing $150,000 limit and provided further that this limit shall not apply to one time initial grants to new directors who would be a Non-Employee Director upon joining the Board as compensation for serving on the Board.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the stock options granted under the 2020 Option Plan as of the end of the financial year ended December 31, 2021 and for the two preceding financial years. The burn rate is calculated by dividing the number of options granted under the 2020 Option Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

	Year ended December 31, 2021(1)	Year ended December 31, 2020(1)	Year ended December 31, 2019
Number of stock options granted under the 2020 Option Plan	7,010,085	3,830,306	1,921,424
Weighted average of the outstanding securities for that fiscal year	352,657,635	294,983,142	267,354,321
Annual Burn Rate (%)	1.99%	1.30%	0.72%

Note:

(1)	The 2020 Option Plan was adopted on June 24, 2020 as an amendment and restatement to the Company’s stock option plan dated effective September 12, 2017 (“the “2017 Option Plan”). Options issued during the financial year ended December 31, 2019 were issued pursuant to the 2017 Option Plan.

As of the Record Date, there are currently 18,397,523 options outstanding under the 2020 Option Plan, representing approximately 5.1% of the issued and outstanding Shares, leaving a maximum of 6,055,726 options representing approximately 1.7% of the issued and outstanding Shares available for grant pursuant to the 2020 Option Plan combined with all other security based compensation arrangements.

2020 RSU Plan

The 2020 RSU Plan provides all directors, officers and employees of the Company are eligible to participate in the 2020 RSU Plan (“Award Participants”). The 2020 RSU Plan allows for grants to Award Participants of restricted share units (“RSUs”), which represent a right to receive from the Company at a future date Shares or cash, at the Compensation Committee’s option. All grants of RSUs are subject to the terms and conditions of an agreement entered into between the Company and the Award Participant (as the case may be) at the time the RSUs is granted, as well as the relevant restricted share unit award plan pursuant to which the RSUs were granted. Administration of the 2020 RSU Plan has been delegated to the Compensation Committee by the Board.

Summary of 2020 RSU Plan

Award Participants may be awarded an RSU award from time to time at the discretion of the Compensation Committee. Each RSU confers on their holder the right to receive one Share from treasury (subject to adjustment in accordance with the 2020 RSU Plan) or cash, at the Compensation Committee’s option, upon the completion of certain conditions during such periods as the Compensation Committee shall establish.

The 2020 RSU Plan permits the granting of up to maximum of 6,746,579 RSUs, representing 1.88% of the outstanding Shares. In addition, the aggregate number of Shares that may be issuable pursuant to the 2020 RSU Plan combined with all of the Company’s other security based compensation arrangements shall not exceed 8% of the outstanding Shares.

The number of Shares that may be issued under any RSU will be determined by the Compensation Committee, provided that the number of Shares reserved for issuance to any one Award Participant pursuant to the 2020 RSU Plan combined with all of the Company’s other security compensation based arrangements within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Shares and the number of Shares (i) issuable, at any time, to Award Participants that are insiders of the Company and (ii) issued to Award Participants that are insiders of the Company within any one year period pursuant to the 2020 RSU Plan , or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed 8% of the total number of outstanding Shares. Rights or interests of an Award Participant under the 2020 RSU Plan may not be assigned except pursuant to a will or by the laws of succession and distribution.

Under no circumstances shall RSUs be considered Shares nor entitle an Award Participant to any rights as a shareholder, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation. Fractional Awards (as defined in the 2020 RSU Plan) may accrue pursuant to the 2020 RSU Plan. The Company is authorized to take such steps as may be necessary to ensure all Applicable Withholding Taxes (as defined in the 2020 RSU Plan) are withheld, deducted and remitted as required by law. RSUs credited to an Award Participant shall count towards such employee’s ownership requirements as prescribed from time to time by the Board.

RSUs granted pursuant to the 2020 RSU Plan will typically have a vesting term of three years, subject to the discretion of the Compensation Committee to determine a different vesting schedule for any RSU. Within 60 business days of the vesting dates of RSUs, the Compensation Committee, in its sole and absolute discretion, will, based on the Fair Market Value (as defined in the 2020 RSU Plan) on the applicable vesting date, have the option of settling payment for such RSUs in cash, in Shares issued from treasury or by any combination of such methods. An Award Participant will not have any right to demand, to be paid in, or to receive Shares in respect of an RSU, at any time. Notwithstanding any election made by the Company to settle any RSU or a portion thereof in Shares, the Company reserves the right to change its election at any time up until payment is actually made, and the Award Participant will not have the right, at any time, to enforce settlement in the form of Shares or cash, as applicable.

No RSU will be granted to any Non-Employee Director (as defined in the 2020 RSU Plan) if such grant would, at the time of the grant, result in the aggregate value of RSUs and the grant value of Shares granted to the Non-Employee Director under other security based compensation arrangements, exceeding $150,000 during the Company’s fiscal year. Any award elected to be received by a Non-Employee Director, in the Non-Employee Director’s discretion, in place of the same value of foregone cash compensation from the Company will not be counted toward the $150,000 limit. This limit will also not apply to one time initial grants to new directors who would be a Non-Employee Director upon joining the Board as compensation for serving on the Board. The Company may only remove or exceed this limit with the prior approval of disinterested Shareholders by ordinary resolution.

The administration of the 2020 RSU Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Shares are listed. Each Award Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings, as may be required to ensure compliance therewith.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the RSUs granted under the 2020 RSU Plan as of the end of the financial year ended December 31, 2021 and for the two preceding financial years. The burn rate is calculated by dividing the number of RSUs granted under the 2020 RSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

Name	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019 (1)
Number of RSUs granted under the 2020 RSU Plan	2,615,873	1,220,016	664,730
Weighted average of the outstanding securities for that fiscal year	352,657,635	294,983,142	267,354,321
Annual Burn Rate (%)	0.74%	0.41%	0.25%

Note:

(1)	The 2020 RSU Plan was adopted on June 24, 2020 as an amendment and restatement to the Company’s restricted share unit award plan dated effective September 12, 2017 (the “2017 RSU Plan”). RSUs issued during the financial year ended December 31, 2019 were issued pursuant to the 2017 RSU Plan.

As of the Record Date, there are 4,245,580 RSUs outstanding under the 2020 RSU Plan, representing 1.18% of the issued and outstanding Shares.

2021 STIP and LTIP Awards

The amounts of STIP granted to each of the Named Executive Officers were based on their performance using the corporate scorecard for 2021 and each individual’s performance using individual scorecards, and factoring in the discretion of the Compensation Committee and the Board.

Name	Targeted Award (% of Base Salary)	Corporate Score	Individual Score	Weighted Corporate / Individual Score %	Overall Weighted Score	STIP Award	STIP Award as % of Base Salary
Jason Attew	60%	100%	138%	80/20	108%	$283,800	65%
Lawrence Radford	50%	100%	105%	70/30	102%	$190,845	51%
Jordan Neeser(1)	40%	100%	110%	70/30	103%	$92,310	41%

(1)	Based on Mr. Neeser’s start date of March 15, 2021.

Details of the Named Executive Officer’s target LTIP grants under the 2020 Option Plan and the 2020 RSU Plan, are as follows:

Name	2021 LTIP Awarded (1)
Jason Attew	$490,532
Lawrence Radford(2)	$1,266,537
Jordan Neeser(2)	$440,193
Michael N. Waldkirch	N/A

Note:

(1)	Based on a Black-Scholes option value and the fair value of the RSUs granted. See Note 1 of the “Summary Compensation Table” for further information regarding the valuation of options and RSUs.
(2)	Includes RSUs and Options granted upon onboarding, representing a total value of $923,164 and $235,805 for Mr. Radford and Mr. Neeser, respectively.

See Part 4 “EXECUTIVE COMPENSATION – Long Term Incentive Plan (“LTIP”)” for details of the material terms of the 2020 Option Plan and the 2020 RSU Plan.

Performance Graph

The chart below shows the percentage change in the Company’s cumulative Shareholder return commencing December 31, 2016 and ending December 31, 2021, based upon a $100 investment made on December 31, 2016 in Shares, against the cumulative total Shareholder return of the S&P/TSX Composite Index over the same period.

	December 31, 2016 (1)	December 30, 2017 (1)	December 29, 2018 (1)	December 31, 2019 (1)	December 31, 2020 (1)	December 31, 2021 (1)
$100 Investment in Base Period	$100	$77	$60	$38	$32	$20

Note:

(1)	The Company’s last trading day for the year ended December 31, 2021.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The options are intended to be competitive and forward-looking. See “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and are beyond the Company’s control. The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance in addition to short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO, COO, CFO and former CFO. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

							Non-equity incentive plan compensation
Name and principal position	Year	Salary	Share Based Awards (1)		Option Based Awards (2)		Annual Incentive Plans	Long-Term Incentive Plans	Pension Value	All other Compensation (3)		Total Compensation
Jason Attew	2021	$440,000	$246,174		$244,359		$283,800	Nil	Nil	Nil		$1,214,332
President and CEO (4)	2020	Nil	$250,000		$685,025	(5)	Nil	Nil	Nil	Nil		$935,025
	2019	Nil	Nil		Nil		Nil	Nil	Nil	Nil		Nil

Lawrence Radford	2021	$376,050	$652,905	(8)	$613,632	(7)	$190,845	Nil	Nil	Nil		$1,833,432
COO(6)	2020	N/A	N/A		N/A		N/A	N/A	N/A	N/A		N/A
(until March 21, 2022)	2019	N/A	N/A		N/A		N/A	N/A	N/A	N/A		N/A

Jordan Neeser	2021	$224,054	$172,572	(11)	$267,620	(10)	$92,310	Nil	Nil	Nil		$756,557
CFO and Corporate Secretary(9)	2020	N/A	N/A		N/A		N/A	N/A	N/A	N/A		N/A
	2019	N/A	N/A		N/A		N/A	N/A	N/A	N/A		N/A

Michael N. Waldkirch	2021	$42,250	Nil		Nil		Nil	Nil	Nil	$463,130	(12) (13)	$505,380
Previous CFO	2020	$169,000	Nil		Nil		$23,660	Nil	Nil	$266,407	(12)	$459,067
	2019	$169,000	$52,163		$52,163		$43,399	Nil	Nil	$265,456	(12)	$582,180

Notes:

(1)	Refers to RSUs granted under the 2020 RSU Plan based on the fair value of such RSUs granted as compensation for the fiscal years ended December 31, 2021, 2020 and 2019 respectively. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.
(2)	Refers to options granted under the 2020 Option Plan based on the fair value of such stock options granted as compensation for the fiscal years ended December 31, 2021, 2020 and 2019 respectively. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2021 – life expectancy of 4 years, a risk free rate of 0.40%, a forfeiture rate of 0% and volatility of 60%; 2020 – life expectancy of 4 years, a risk free rate of 1.39%, a forfeiture rate of 0% and volatility of 57%; and 2019 – life expectancy of 4 years, a risk free rate of 1.81%, a forfeiture rate of 0% and volatility of 62%.
(3)	The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total compensation for the financial year.
(4)	Mr. Attew was appointed as President and Chief Executive Officer as of December 2, 2020. Mr. Attew receives no additional compensation for his services as a director.
(5)	This amount is based on the grant of options in connection with the onboarding grant in Mr. Attew’s employment agreement. The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2020 – life expectancy of 4 years, a risk free rate of 0.33%, a forfeiture rate of 0% and volatility of 60%.
(6)	Mr. Radford was appointed as Chief Operating Officer as of January 4, 2021.
(7)	This includes a fair value amount of $442,582 based on the grant of options in connection with the onboarding grant in Mr. Radford’s employment agreement. The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2021 – life expectancy of 4 years, a risk free rate of 0.30%, a forfeiture rate of 0% and volatility of 60%. Lawrence Radford resigned effective March 21, 2022. The grant date fair value of Mr. Radford’s unvested options was $788,630, including 2022 options granted, which will be subsequently cancelled under the terms of the 2020 Option Plan
(8)	This includes a fair value amount of $480,583 based on the grant of RSUs in connection with the onboarding grant in Mr. Radford’s employment agreement. Lawrence Radford resigned effective March 21, 2022. The grant date fair value of Mr. Radford’s unvested RSUs was $650,321, including 2022 RSUs granted, which were subsequently cancelled under the terms of the 2020 RSU Plan.

(9)	Mr. Neeser was appointed as Chief Financial Officer and Corporate Secretary as of March 15, 2021.
(10)	This includes a fair value amount of $165,805 based on the grant of options in connection with the onboarding grant in Mr. Neeser’s employment agreement. The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2021 – life expectancy of 4 years, a risk free rate of 0.74%, a forfeiture rate of 0% and volatility of 61%.
(11)	This includes a fair value amount of $70,000 based on the grant of RSUs in connection with the onboarding grant in Mr. Neeser’s employment agreement.
(12)	During the years ended December 31, 2020, 2019 and 2018 the Company compensated a private company controlled by Mr. Waldkirch for accounting and administrative fees.
(13)	Michael Waldkirch was terminated as of March 31, 2021. This amount includes a severance payment for termination without cause. Please further information please see the section “Termination and Change of Control Benefits.”

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price	Option Expiration Date	Value of unexercised in-the-money- options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
Jason Attew	657,008	$0.84	Jan. 21, 2026	Nil	296,595	$166,093	Nil
President and CEO	1,400,000	$0.854	Dec. 2, 2025	Nil
	200,000	$0.854	Dec. 2, 2025	Nil

Lawrence Radford COO	459,905	$0.84	Jan. 21, 2026	Nil	693,054	$388,110	Nil
	950,000	$0.927	Jan. 4, 2026	Nil
Jordan Neeser	550,000	$0.797	Mar. 4, 2026	Nil	223,581	$125,205	Nil
CFO and Corporate Secretary	273,753	$0.84	Jan. 21, 2026	Nil

Michael N. Waldkirch	111,055	$1.05	Jan. 30, 2025	Nil	55,351	$30,996	Nil
Previous CFO (until March 31, 2021)	55,797	$1.74	Jan. 31, 2024	Nil
	77,586	$2.11	Mar. 5, 2023	Nil
	134,770	$2.12	Aug. 1, 2022	Nil

TOTAL	4,869,874			Nil	1,268,581	$710,405	Nil

Notes:

(1)	Based on the difference between the closing price of the Shares on the TSX on December 31, 2021 of $0.56 and the stock option exercise price, multiplied by the number of Shares under option.
(2)	The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance. (Based on RSUs not vested multiplied by December 31, 2021 share price of $0.56).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2021, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021 for each Named Executive Officer:

Name	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation pay-out during the year (3)
Jason Attew President and CEO	Nil	Nil	283,800
Lawrence Radford COO	Nil	Nil	190,845
Jordan Neeser CFO and Corporate Secretary	Nil	Nil	92,310
Michael N. Waldkirch Previous CFO (until March 31, 2021)	Nil	32,799	Nil

Notes:

(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price of the underlying Shares on the date of vesting. If the option was not in-the-money then a NIL value was assigned.
(2)	This amount is the aggregate dollar value realized upon vesting of the RSUs on the vesting date. It is determined by multiplying the number of vested RSUs by the market price of the underlying Shares on the date of vesting.
(3)	Discretionary award to the Named Executive Officers pursuant to the STIP.

See also Part 4 “EXECUTIVE COMPENSATION – Long Term Incentive Plan (“LTIP”)” for details regarding the material provisions of the 2020 Option Plan and the 2020 RSU Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company is a party to consulting and/or employment agreements (collectively the “Employment Agreements”) with each of the Named Executive Officers currently employed by the Company being Jason Attew and Jordan Neeser which provide for termination payments in certain circumstances. With respect to Mr. Attew and Mr. Neeser, on a termination without cause, an amount equal to one time their annual base salary, plus one month of base salary for each completed year of service to an overall maximum of twenty four (24) months, plus STIP payment based on the previous year’s annualized STIP payment for the same time period as the base salary payment. In the event there is a change of control and Mr. Attew and Mr. Neeser are terminated without cause or constructively dismissed, Mr. Attew and Mr. Neeser are entitled to a payment of twenty four (24) months base salary and STIP payment. In the case of Mr. Waldkirch, he has been terminated without cause and his payment details in connection with that termination has been set out in the table below. Mr. Radford has resigned from the Company and was not entitled to any incremental payments, payables and benefits in connection with his departure.

Under the Employment Agreement for Mr. Attew and Mr. Neeser, a “change of control” means (a) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Takeover Bids and Issuer Bids (or any successor instrument thereto), of common shares of the Company which, when added to all other common shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Company; or (b) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s Board who were not nominees of the Company’s incumbent board at the time immediately preceding such election; or (c) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or (d) a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction. Provided, however, that a change in control shall not be deemed to have occurred if such change in control results from: (e) the issuance, in connection with a bona fide financing or series of financings by the Company or any of its affiliates, of voting securities of the Company or any of its affiliates or any rights to acquire voting securities of the Company or any of its affiliates which are convertible into voting securities; or (f) a transaction or series of transactions involving the Company or any of its affiliates whereby the holders of the voting securities or the Company continue to hold voting securities in the capital of the surviving or successor entity in substantially the same proportion as such holders held voting securities in the Company immediately prior to the commencement of such transaction or series of transactions.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and the Named Executive Officers currently employed by the Company exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $2,515,499 or approximately $1,257,749 per Named Executive Officer on average.

Other than pursuant to the Employment Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries, (b) a change of control of the Company or any of its subsidiaries, or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2021. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2021.

	Jason Attew	Jordan Neeser
Termination Without Cause/Constructive Dismissal
Base Fee/Termination Payment	$440,000	$275,000
Annual Incentives (1)	$283,800	$113,300
Long-Term Incentives (2)	Nil	Nil

Triggering Event Following a Change in Control
Base Fee/Termination Payment	$880,000	$550,000
Annual Incentives(1)	$567,600	$226,600
Long-Term Incentives(2)(3)	$166,093	$125,205

Notes:

(1)	Based on the STIP payments to the Named Executive Officers by the Company for the fiscal year ended December 31, 2021.
(2)	Assumes the exercise of all vested “in-the-money” options on December 31, 2021. The closing price of the Shares on the TSX on December 31, 2021 was $0.56 per Share.
(3)	Includes vesting of unvested RSUs on December 31, 2021 valued at the closing price of the Shares on the TSX on December 31, 2021.

Departures of Executives

We were party to employment and/or consulting agreements with each of our former NEOs. Mr. Waldkirch was entitled to certain incremental payments, payables and benefits in connection with his departure, pursuant to the terms of his employment and separation agreement. Mr. Radford resigned from the Company and so was not entitled to any incremental payments, payables and benefits in connection with his departure. The below table summarizes the material payments made to our former NEOs in connection with their departures.

	Material Departure Payments
Name	Description	Amount
Michael Waldkirch	two times the annual base salary being 24 months	$405,509
Former Chief Financial Officer	bonus being two times the average bonus for the two previous calendar years	$67,509
	extension of Options in accordance with termination agreement which shall remain exercisable for their original term	379,208 Options
	extension of RSUs in accordance with termination agreement	55,352 RSUs
Total		$473,018

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the directors’ compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Effective December 1, 2015, the annual fee payable to the Company’s non-executive directors was increased to $36,000 (from $24,000). See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company. As of December 1, 2016, independent directors receive an additional $6,000 per annum for acting as the Chair of each committee. As of June 8, 2021, the Chairperson of the Board will receive an annual fee of $50,000.

Directors are also eligible to participate in the 2020 Option Plan, as well as the 2020 RSU Plan, which are designed to give each option holder and/or RSU holder an interest in preserving and maximizing Shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s level of responsibilities and the importance of his or her position.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2021.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, for the fiscal year ended December 31, 2021:

Name	Fees earned		Share- based awards (1)	Option- based awards (2)	Non-equity incentive plan compensation	All other compensation	Total (3)
D. Bruce McLeod	$42,000		$91,576	$41,177	Nil	Nil	$174,754
Robert J. McLeod(5)	$18,000		$76,314	$34,315	Nil	$50,000	$178,628
Jamie D. Strauss(6)	$15,000		$76,314	$34,315	Nil	$50,000	$175,628
William E. Threlkeld	$42,000		$76,314	$34,315	Nil	Nil	$152,628
Zara Boldt	$42,000		$76,314	$34,315	Nil	Nil	$152,628
Alex Morrison	$46,486	(8)	$76,314	$34,315	Nil	Nil	$157,114
Ron Clayton	$42,000		$76,314	$34,315	Nil	Nil	$152,628
Jonathan Awde (4)	$5,036		$76,314	$34,315	Nil	Nil	$115,664
Cassandra Joseph(7)	$23,547		Nil	$101,237	Nil	Nil	$124,784
John Armstrong(7)	$20,182		Nil	$101,237	Nil	Nil	$121,419
Lisa Wade(7)	$20,183		Nil	$101,237	Nil	Nil	$121,420
TOTAL	$316,434		$625,771	$585,091	$0	$100,000	$1,627,296

Notes:

(1)	Refers to RSUs granted under the 2020 RSU Plan based on the fair value of such RSUs granted in January 2021 as compensation for the fiscal year ended December 31, 2021. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.
(2)	Refers to options granted under the 2020 Option Plan based on the fair value of such stock options granted in January 2021 as compensation for the fiscal year ended December 31, 2021. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: life expectancy of 4 years, a risk free rate of 0.30%, a forfeiture rate of 0% and volatility of 59%.
(3)	Compensation information for Jason Attew, a current director of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above. Mr. Attew receives no additional compensation for his services as director.
(4)	Jonathan Awde resigned as a director of the Company on February 22, 2021.
(5)	Robert J. McLeod did not stand for re-election at the Company’s 2021 annual general meeting of shareholders. Mr. McLeod received $50,000 in other compensation in relation to the cancellation of outstanding options.
(6)	Jamie D. Strauss did not stand for re-election at the Company’s 2021 annual general meeting of shareholders. Mr. Strauss received $50,000 in other compensation in relation to the cancellation of outstanding options.
(7)	Mr. Armstrong, Ms. Joseph and Ms. Wade were elected as directors at the Company’s 2021 annual general meeting of shareholders.
(8)	Mr. Morrison was elected to Chairperson on June 8, 2021, $50,000 fees are prorated.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options	Option exercise price	Option Expiration Date	Value of unexercised in-the-money- options (1)	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(1)
D. Bruce McLeod	150,000	$2.12	Aug. 1, 2022	Nil	295,427	$165,439	Nil
	88,066	$2.11	Mar. 5, 2023	Nil
	110,119	$1.74	Jan. 31, 2024	Nil
	110,119	$1.05	Jan. 30, 2025	Nil
	110,714	$0.84	Jan. 21, 2026	Nil

John Armstrong(3)	300,000	$0.73	June 9, 2026	Nil	Nil	Nil	Nil

Cassandra Joseph(3)	300,000	$0.73	June 9, 2026	Nil	Nil	Nil	Nil

Lisa Wade(3)	300,000	$0.73	June 9, 2026	Nil	Nil	Nil	Nil

William E. Threlkeld	125,000	$2.12	Aug. 1, 2022	Nil	247,023	$138,333	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
	92,262	$1.05	Jan. 30, 2025	Nil
	92,262	$0.84	Jan. 21, 2026	Nil

Zara Boldt	300,000	$2.25	Sep. 12, 2022	Nil	247,023	$138,333	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
	92,262	$1.05	Jan. 30, 2025	Nil
	92,262	$0.84	Jan. 21, 2026	Nil

Alex Morrison	300,000	$2.25	Sep. 12, 2022	Nil	247,023	$138,333	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
	92,262	$1.05	Jan. 30, 2025	Nil
	92,262	$0.84	Jan. 21, 2026	Nil

Ron Clayton	300,000	$2.11	Mar. 5, 2023	Nil	210,294	$117,765	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
	92,262	$1.05	Jan. 30, 2025	Nil
	92,262	$0.84	Jan. 21, 2026	Nil

TOTAL	3,822,517			Nil	1,246,790	$698,202	Nil

Notes:

(1)	Based on the difference between the closing price of Shares on the TSX on December 31, 2021 of $0.56 and the stock option exercise price, multiplied by the number of Shares under option.
(2)	The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance. (Based on RSUs not vested multiple by December 31, 2021 share price of $0.56).
(3)	Mr. Armstrong and Ms. Joseph and Wade were elected as directors at the Company’s 2021 oannual general meeting of shareholders.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2021, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards- Value vested during the year (1)	Share awards – Value during the year on vesting (2)	Non-equity incentive plan compensation-Pay-out during the year (3)
D. Bruce McLeod	Nil	Nil	Nil
Robert J. McLeod(5)	Nil	$180,327	Nil
Jamie D. Strauss(6)	Nil	$180,327	Nil
John Armstrong(7)	Nil	Nil	Nil
Cassandra Joseph(7)	Nil	Nil	Nil
Lisa Wade(7)	Nil	Nil	Nil
William E. Threlkeld	Nil	Nil	Nil
Zara Boldt	Nil	Nil	Nil
Alex Morrison	Nil	Nil	Nil
Ron Clayton	Nil	Nil	Nil
Jonathan Awde (4)	Nil	Nil	Nil

Notes:

(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price of the underlying Shares on the date of vesting. If the option was not in-the-money then a NIL value was assigned.
(2)	This amount is the aggregate dollar value realized upon vesting of the RSUs on the vesting date. It is determined by multiplying the number of vested RSUs by the market price of the underlying Shares on the date of vesting.
(3)	The Company did not grant any non-equity incentive plan compensation to directors during the financial year ended December 31, 2021.
(4)	Jonathan Awde resigned as a director of the Company on February 22, 2021.
(5)	Robert J. McLeod did not stand for re-election at the Company’s 2021 annual general meeting of shareholders.
(6)	Jamie D. Strauss did not stand for re-election at the Company’s 2021 annual general meeting of shareholders.
(7)	Mr. Armstrong and Ms. Joseph and Wade were elected as directors at the Company’s 2021 annual general meeting of shareholders.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2021, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	17,781,128	$1.29	10,856,492
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	17,781,128		10,856,492

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its Audit Committee and its relationship with its external auditor in accordance with Form 52-110F1. Reference is made to the Company’s annual information form dated March 25, 2022 for the fiscal year ended December 31, 2021 (the “AIF”) for disclosure regarding, inter alia, the Company’s Audit Committee in accordance with Form 52-110F1. The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all Canadian public companies. The Company is also subject to a variety of corporate governance guidelines and requirements of the TSX, the NYSE American LLC (“NYSE”) and the SEC. The Company has reviewed its own corporate governance practices in light of these guidelines and believes that it meets or exceeds the material applicable corporate governance requirements. While the Company is listed on the NYSE, as a “foreign private issuer,” it is not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. companies so long as the Company complies with Canadian corporate governance practices. The material ways in which the Company’s corporate governance policies, as a foreign company, under Canadian requirements differ from the NYSE governance rules are a reduced minimum quorum requirement for Shareholder meetings, Shareholder approval for certain issuances of Shares that could result in a 20% increase in the number of outstanding Shares, and Shareholder approval for amendments to option plans.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

BOARD OF DIRECTORS

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of nine (9) directors, eight (8) of whom are “independent” under NI 58-101 and applicable NYSE rules.

Following the Company’s 2021 annual general meeting, the Company appointed Alex Morrison as Chairperson of the Board. During the financial year ended December 31, 2021, the Board held five (5) formal Board meetings. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management.

INDEPENDENT MEMBERS

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the Board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally. During the Company’s fiscal year ended December 31, 2021, the independent members of the Board met without non-independent directors and members of management at each Board meeting held.

OVERBOARDING

The Board considers a director to be “overboarded” if the time commitments required by sitting on other company boards affects their ability to meet their commitments to the Board and other factors. The Board will closely review any circumstances where a director would be considered “overboarded” on a case by case basis.

BOARD MANDATE

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives, reviewing succession planning, assessing management’s performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to Shareholders, ensuring the effective operation of the Board, assuming responsibility for all environmental, social and governance matters, and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in the Guide to Corporate Governance, Charters and Terms of Reference, a copy of which is available on the Company’s website. See Part 8 “OTHER INFORMATION – Additional Information”.

The Board delegates to management, through the CEO and CFO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the CEO and CFO, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the CEO include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the CFO include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the Chair of each committee of the Company including that each Chair must be an independent director. The primary functions of a Board committee Chair are to provide effective leadership of the committee for which he or she is appointed as Chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the BCBCA as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

The Corporate Governance and Nominating Committee is comprised of Cassandra Joseph (Chair), Zara Boldt, John Armstrong and Ron Clayton all of whom are considered “independent” as that term is defined in applicable securities legislation.

The Corporate Governance and Nominating Committee was formed for the purpose of assisting the Board in developing the Company’s approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of Shareholders.

The whole Board identifies gaps in the Board’s areas of competence and seeks to identify new candidates for Board nomination to address those deficiencies.

Compensation

The Compensation Committee is comprised of William Threlkeld (Chair), Cassandra Joseph, Alex Morrison and Lisa Wade. Threlkeld, Joseph, Morrison and Wade are considered “independent” as that term is defined in applicable securities legislation. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

All four Compensation Committee members have direct experience that is relevant to their responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the resource sector.

The purpose of the Compensation Committee is to, among other things, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options and RSUs) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions. See Part 4 “Executive Compensation – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board has appointed four formal committees, being the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Technical, Health, Safety and Environmental Committee.

The Audit Committee is comprised of Zara Boldt (Chair), Alex Morrison, John Armstrong and D. Bruce McLeod and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets, reliability of information, and compliance with policies and laws. For further information regarding the mandate of the Audit Committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the Company’s AIF dated March 25, 2022 for the fiscal year ended December 31, 2021, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of William Threlkeld (Chair), Cassandra Joseph, Alex Morrison and Lisa Wade and is primarily responsible for making recommendations to the Board regarding executive compensation. See Part 7 – “CORPORATE GOVERNANCE - Compensation” above.

The Corporate Governance and Nominating Committee is comprised of Cassandra Joseph (Chair), Zara Boldt, John Armstrong and Ron Clayton and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto. The Corporate Governance and Nominating Committee is also responsible for developing the Company’s approach to the nomination of directors including, but not limited to, identifying and recommending qualified candidates for nomination as directors of the Company.

The Technical, Health, Safety and Environmental Committee is comprised of Ron Clayton (Chair), William Threlkeld, Lisa Wade, D. Bruce McLeod and Lawrence Radford (until March 21, 2022). Further information regarding the mandate of the Technical, Health, Safety and Environmental Committee is available on the Company’s website. While the Board has overall responsibility in its mandate for environment, social and governance matters (“ESG”), the Technical, Health, Safety and Environmental Committee reviews ESG documentation prepared and presented by management as provided in its charter.

The Technical, Health, Safety and Environmental Committee monitors, on behalf of the Board, the Company’s compliance with its approved environmental policies. The Technical, Health, Safety and Environmental Committee reviews with management any extraordinary event or condition involving an environmental impact or significant risk, including, where appropriate, reporting and making recommendations to management and the Board. The Company published its first and second ESG reports in June of 2020 and 2021, and is currently progressing its third annual ESG Report. These ESG reports outline the Company’s approach to environmental, social and governance matters, summarized the existing policies and procedures in place to advance these matters, and contained objectives with respect to enhancement of these matters.

The Company has adopted an environmental policy to ensure that it is maintaining sound environmental practices in all activities (the “Environmental Policy”). Pursuant to the Environmental Policy, the Company:

●	examines the potential impact to the environment of all proposed activities and takes steps to minimize, or where possible, eliminate the impact;

●	ensures that all activities are in compliance with all environmental permits and regulations;

●	on a routine basis, determines the Company’s impact on the environment and through continuous improvement, strives to attain higher levels of environmental performance;

●	maintains a high-level of environmental protection by applying practices and technology that minimize impacts and enhance environmental quality;

●	maintains open dialogue with local communities, ranchers and other stakeholders within the area of influence of the Company’s project areas;

●	progressively and regularly reclaims disturbed areas in accordance with approved reclamation plans, and incorporates new technology where practical;

●	encourages cooperative research programs with state and federal agencies to better understand and monitor impacts associated with the Company’s project areas; and

●	trains all employees and, contractors as appropriate, to help them better understand their environmental responsibility related to the Company’s project areas.

The Technical, Health, Safety and Environmental Committee is responsible for reviewing and monitoring all environmental policies, procedures and standards, reviewing incident investigations and responses on a quarterly or as-needed basis, and for the review of all emerging environmental and social issues.

2022 Board Governance and Committee Structure

Following the Meeting and assuming all the individuals proposed at the Meeting are elected as Directors of the Company, it is anticipated that Mr. Morrison will remain as Chairperson of the Board with the Board committees consisting of the following membership:

Committee	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Technical, Health, Safety and Environmental Committee

Chair	Zara Boldt	William Threlkeld	Cassandra Joseph	Ron Clayton

Committee Members	Alex Morrison John Armstrong Bruce McLeod	Cassandra Joseph Alex Morrison Lisa Wade	Zara Boldt John Armstrong Ron Clayton	William Threlkeld Lisa Wade Bruce McLeod

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

In 2021 and early 2022, the Board implemented a process to assess the effectiveness of the Board and its committees. A questionnaire was distributed by the Chair of the Corporate, Governance and Nominating Committee, asking each director to answer a number of questions to assist in the assessment process. After the completed questionnaires were received, in confidence by the Chair of the Corporate Governance and Nominating Committee, she summarized the report and circulated the summary report to all directors, which was then discussed by the Board at a meeting.

Director Term Limits and Board Renewal

The Board has not adopted term limits for directors or other specific mechanisms of Board renewal. The term of office of a director expires at the annual general meeting each year. As noted above, the Corporate Governance and Nominating Committee evaluates and recommends whether an incumbent director should be nominated for re-election to the Board upon expiration of his or her term and makes any required recommendations to the Board. The Board is of the view that this annual review process is more effective for the Company than term limits or other mandated mechanisms of Board renewal such as a mandatory retirement age.

Policy Regarding Representation of Women on the Board and in Executive Officer Positions, Representation of Women in the Director Identification and Selection Process and Representation of Women in Executive Officer Appointments

The Board has adopted a formal written diversity policy. This policy recognizes the importance of having a highly skilled and talented group of Board members and officers, while at the same time has regard for the need to foster and promote diversity with respect to attributes such as gender, ethnicity and other factors. This policy considers the level of representation of women on the Board and in senior management and officer positions when making recommendations for new nominees and appointees, and provides for the requirement to keep an evergreen list of candidates using diversity as a consideration, as well as requiring consultants who are conducting searches on behalf of the Company to specifically recognize the Company’s approach to diversity.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee considers gender and all other types of diversity when considering new candidates for director and executive positions. Through the diversity policy, the Board has established a gender diversity target of at least two female members on its Board by the 2021 Annual General Meeting and at least 30% female representation on its Board by no later than the 2022 Annual General Meeting. The Board has met its diversity target for the 2021-2022 term.

The Board believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of representation of women in such positions. The Company along with the Board and the Corporate Governance and Nominating Committee believe that having a diverse team can offer breadth and depth of perspectives, experience and expertise that can enhance the overall performance of the Company.

Number of Women on the Board and in Executive Officer Positions

Currently, the Company has three women on its Board (33%) and none in executive officer positions. If the Company’s Board candidates are elected at the Meeting, the Company will maintain three women on its Board (33.3%).

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors).

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2021. You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669-5702. You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. If you have further questions, please e-mail the Company at info@goldstandardv.com.

BOARD APPROVAL

The Board has approved the contents and the delivery of this Information Circular to its Shareholders.

DATED at Vancouver, British Columbia, as of the 27th day of April, 2022.

BY ORDER OF THE BOARD

(signed) “Jason Attew”
Jason Attew
President and Chief Executive Officer